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                            September 23, 2020

       Milton H. Werner
       President and Chief Executive Officer
       Inhibikase Therapeutics, Inc.
       3350 Riverwood Parkway SE, Suite 1927
       Atlanta, GA 30339

                                                        Re: Inhibikase
Therapeutics, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 15,
2020
                                                            File No. 333-240036

       Dear Dr. Werner:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 14, 2020 letter.

       Amendment No. 1 to Form S-1 filed September 15, 2020

       Inside Cover Page, page i

   1. We note your response to comment 2, and expanded disclosure regarding the nature of
                                                         Dementia with Lewy
Body and animal studies for Multiple System Atrophy and
                                                        Progressive Multifocal
Leukoencephalopathy. Please provide further support for you
                                                        belief that your
research program for Dementia with Lewy Body is material as it currently appears you have not
begun research in this area. Additionally, revise your business section to describe the
material terms of your collaborative arrangements with Rush
                                                        University and
Louisiana State University. Please file these agreements as exhibits or provide us with an
analysis supporting your determination that you are not dependent on them.
 Milton H. Werner
Inhibikase Therapeutics, Inc.
September 23, 2020
Page 2
Prospectus Summary
Overview, page 1

2. We note your response to comment 5; however, the statement, "We believe IkT-001Pro will improve patient experience and treatment compliance and could become the standard-
       of-care as a result" remains on page 95. Please revise to eliminate the implication that your product will be effective.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Critical Accounting Policies and Significant Judgments and Estimates Stock-Based Compensation, page 92

3. Please revise your disclosure to quantify the stock compensation expense for both of the warrants issued August 25, 2020 in the aggregate as well as the amount that will be recognized in your September 30, 2020 financial statements.
       You may contact Rolf Sundwall at (202) 551-3105 or Sasha Parikh at (202) 551-3627 if
you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Suzanne Hayes at (202) 551-3675 with any other questions.



                                                            Sincerely,
FirstName LastNameMilton H. Werner
                                                            Division of
Corporation Finance
Comapany NameInhibikase Therapeutics, Inc.
                                                            Office of Life
Sciences
September 23, 2020 Page 2
cc:       Merrill M. Kraines, Esq.
FirstName LastName